03011531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapGroup Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 Forest Avenue, Suite 301
(No. and Street)

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W Richard Smith, III (804) 648-3500
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 - 2003 313 OPC VA

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tibbs, Hansen, Smith & Riegel, Ltd.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Avenue, Suite 203, Richmond, VA 23235
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Richard Smith, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapGroup Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

W. Richard Smith III
Signature

President
Title

Diane V. Wood
Notary Public My Commission Expires November 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPGROUP SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT

Officers and Members
CapGroup Securities, L.L.C.
Richmond, Virginia

We have audited the accompanying statement of financial condition of CapGroup Securities, L.L.C. as of December 31, 2002, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapGroup Securities, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Tibbs, Hansen, Smith & Riegel, Ltd.

February 15, 2003

Exhibit A

CAPGROUP SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Assets:	
Cash	$ 7,580
Investment, at cost	3,300
Commissions receivable	3,850
Other receivables	867
	$15,597

LIABILITIES AND MEMBERS' EQUITY

Members' equity	$15,597
	$15,597

See accompanying notes to financial statements.

Exhibit B

CAPGROUP SECURITIES, L.L.C.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Commission revenue	$24,839
Operating expenses:	
Commissions	7,898
Dues and subscriptions	173
Insurance	1,023
Legal and accounting	3,433
Office expense	1,500
Regulatory fees and licenses	1,154
Rent	4,500
Total operating expenses	19,681
Net income	$ 5,158

See accompanying notes to financial statements.

Exhibit C

CAPGROUP SECURITIES, L.L.C.

STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$10,439
Net income	5,158
Balance, December 31, 2002	$15,597

See accompanying notes to financial statements.

Exhibit D

CAPGROUP SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows provided by (used in) operating activities:	
Net income	$ 5,158
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Changes in current assets:	
Increase in commissions receivable	(3,850)
Increase in other receivables	(867)
Net cash provided by operating activities	441
Net increase in cash	441
Cash, beginning of year	7,139
Cash, end of year	$ 7,580

See accompanying notes to financial statements.

CAPGROUP SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the CapGroup Securities, L.L.C. (the Company) conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on January 26, 1999. The Company is a securities broker/dealer, is a member of the National Association of Securities Dealers (NASD) and is licensed for mutual funds and variable life products.

(b) Securities transactions and related revenue and expenses are recorded on a settlement date basis.

(c) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits or losses are reported on the individual income tax returns of the members. Therefore, no provisions have been made to reflect taxes on income in the accompanying statement of income.

(d) The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company did not have funds in excess of $100,000 in this financial institution during 2002.

(e) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

2. Investment

The Company's investment consists of 300 shares of common stock in the NASDAQ Stock Market, Inc. (NASD). There is currently no market for the shares.

3. <u>Net capital requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $7,580, which was $2,580 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. <u>Related party transaction</u>

The Company rents office facilities on a month-to-month basis from a Corporation whose majority stockholder is the Company's majority member. The current monthly rent is $500. Total rent expense for 2002 was $4,500. The rent was waived for the last three months of 2002.

5. <u>Significant customer</u>

Three customers accounted for 31%, 22% and 19% of commission revenue in 2002.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
CapGroup Securities, L.L.C.
Richmond, Virginia

We have audited the accompanying financial statements of CapGroup Securities, L.L.C. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 15, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report as amended, and amounts contained in the December 31, 2002 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report as amended, and the amounts contained in the December 31, 2002 audited financial statement.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, CapGroup Securities, L.L.C., is not currently required to maintain any amounts in reserve.

Tibbs, Hansen, Smith & Riegel, Ltd.

February 15, 2003

Schedule 1

CAPGROUP SECURITIES, L.L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:	
Total members' equity	$15,597
Total members' equity qualified for net capital	15,597
Total capital and allowable subordinated liabilities	15,597
Less nonallowable assets	4,717
Net capital before haircuts on securities positions	10,880
Haircuts on securities	3,300
Net capital	$ 7,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,580
Excess net capital at 1000%	$ 7,580
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ -%
Percentage of indebtedness to net capital	$ -%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	$ -%

See independent auditors' report on supplementary information.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Officers and Members
CapGroup Securities, L.L.C.
Richmond, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of CapGroup Securities, L.L.C. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.

This report is intended solely for the use of the members, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tibbs, Hansen, Smith & Riegel, Ltd.

February 15, 2003